[Graphic omitted] Ahold


                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications


                                                Date:  November 9, 2004
                                For more information:  +31 75 659 57 20

Ahold to move headquarters to Amsterdam in 2005

Zaandam, The Netherlands, November 9, 2004 - Ahold today announced that it will move its corporate headquarters in The Netherlands from Zaandam to the country's capital, Amsterdam.

The move, likely to take place in the fourth quarter of 2005, is part of the overall repositioning of Ahold's Group Support Office (GSO). "As Ahold moves 'from finance to floor' through our Road to Recovery program, we are shifting the role of our corporate headquarters to function as a Group Support Office," said Ahold President & CEO Anders Moberg. "Moving to new premises will support this repositioning to a more operational holding, closer to the business, and help us to mark a new phase in our company's history."

Ahold's Group Support Office will be located in the "Huys Europa" on the Piet Heinkade in Amsterdam's Eastern Commercial Wharf (Oostelijke Handelskade). It will accommodate up to 160 workspaces in a surface area of about 5,500 square meters (approximately 55,000 square feet). The GSO staff will focus on support for the Corporate Executive Board; departments primarily engaged in supporting the company's business arenas are being moved into these arenas.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements"
within the meaning of U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks, uncertainties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year and its other public filings. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302